

May 24, 2013

<u>**Via Email**</u>
Jai Agrawal, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

      Re: **Telular Corporation**
               Schedule TO-T filed May 10, 2013 by ACP Tower Holdings, LLC et al., as
                   amended
               File No. 005-50111

Dear Mr. Agrawal:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1.   We note that ACP Tower Merger Sub and ACP Tower Holdings were formed for the purpose of acquiring Telular. We also note that the officers and directors of each entity listed above are employed by and/or affiliated with Avista Capital Holdings, L.P. Please provide us with a legal analysis explaining why Avista Capital Holdings, L.P. is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

2.   We note the disclosure on page 3 and elsewhere that the Purchaser may extend the Offer, if necessary, to ensure at least five business days remain prior to the Expiration Time following disclosure of the satisfaction or waiver of the Funding Condition. As previously discussed with you in a prior telephone call, the Staff may have further comment upon review of the "unconditional and irrevocable confirmation in writing" that the debt financing will be available at the closing of the Offer, to the extent the Lenders provide Parent or Purchaser such confirmation.

3.   We note the disclosure on page 4 that you do not believe your financial condition is relevant to a security holder's decision to tender. We note, however, that you have included a funding condition in your offer to purchase, and disclosure on page 30 in the first whole paragraph indicates that the debt financing "may not be considered assured." Please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction 2 to Item 10 of Schedule TO.

Source and Amount of Funds, page 28

4.   Refer to the last sentence of the first paragraph. Given the possibility that the bidders may waive the funding condition upon receipt of a confirmation letter as opposed to receipt of actual funds, please revise this sentence to clarify that under such circumstances bidder in fact will be obligated to purchase Shares in the Offer.

Certain Conditions to the Offer, page 59

5.   Refer to the condition listed in the fourth paragraph on page 60 referring to the SEC confirming completion of its review of the Schedule TO and related Schedule 14D-9. Please note that the Staff does not complete its review of the Schedule TO before the last amendment is filed announcing the results of the offer. Please revise to eliminate the reference to completion of Staff review as it cannot be satisfied prior to or at expiration of the Offer.

6.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon

expiration. Please confirm the bidders' understanding on both points in your response letter.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions